Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

First Horizon-IBERIABANK Corporation

Merger of Equals Conference Call

Monday, November 4, 2019 9:30 AM ET

Company Representatives:

Aarti Bowman; First Horizon; Investor Relations

D. Bryan Jordan; First Horizon; President and Chief Executive Officer

Daryl Byrd; IBERIABANK Corporation; President and Chief Executive Officer

William C. (BJ) Losch III; First Horizon; Chief Financial Officer

Anthony J. Restel; IBERIABANK Corporation; Vice Chairman and CFO

Susan Springfield; First Horizon; Chief Credit Officer

Company Participants:

Brady Gailey; Keefe, Bruyette & Woods

Ebrahim Poonawala; Bank of America Merrill Lynch

Anthony Elian; JPMorgan

Jennifer Demba; SunTrust

Stephen Scouten; Sandler O’Neill & Partners

Brian Foran; Autonomous Research LLP

Brock Vandervliet; UBS

Marty Mosby; Vining Sparks

Matt Olney; Stephens, Inc.

Christopher Marinac; Janney Montgomery Scott

Presentation

Operator: Good day, and welcome to the First Horizon IBERIABANK Conference Call. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Aarti Bowman of First Horizon Investor Relations. Please go ahead.

Aarti Bowman: Thank you, Ailee.

Please note that the slide presentation we’ll use in this call is posted on the Investor Relations section of our website at www.firsthorizon.com and www.iberabank.com.

Please note that this presentation may include forward-looking statements like those described on Slide 2. Please refer to our filings with the SEC including our most recent annual and quarterly reports for specific factors that could cause actual results to differ from these statements.

Speakers this morning include First Horizon Chairman and CEO Bryan Jordan, IBERIABANK CEO Daryl Byrd, and First Horizon CFO BJ Losch. Additionally, IBERIABANK CFO Anthony Restel and First Horizon Chief Credit Officer Susan Springfield will be available for Q&A.

We know that you have been able to review our details, press release and presentations. As such, we will provide you with the compelling reasons for this merger of equals. We will then move quickly to Q&A.

I’ll now turn it over to Bryan.

D. Bryan Jordan: Thank you, Aarti. Good morning, everyone. Thank you for joining our call.

I’m pleased to be here this morning with Daryl Byrd to announce this merger of equals between our companies. We believe this deal creates a leading banking franchise and strengthens our competitive position in attractive markets across the South. Daryl and I have known each other for years, and we strongly believe our respective companies create a great strategic and cultural fit. We take similar approaches to serving customers and communities and in balancing growth and risk. Our business models are very much aligned in serving all our stakeholders, including our customers, shareholders, communities and employees.

As you’re aware, the banking industry is rapidly evolving. And combining our organizations gives us a platform to compete successfully in all market environments. With $75 billion in assets, we’ll be better able to serve customers by leveraging scale to invest in technology and to expand [ higher coffers ]. We’ll have a complementary market presence throughout the South. And the combined franchise will have a good mix between high growth and stable markets.

The deal is also financially attractive as an at-market highly accretive merger of equals, with modest tangible book value dilution and a short earnback period of 1.4 years. We’ll have a diversified business mix to support revenue opportunities and implement cost saves. We’ll have enhanced profitability metrics and returns, earnings power efficiencies and capital generation.

Beyond the numbers, I’m excited about the great team of leaders and leaders at IBERIABANK. We’ve described our executive team in our presentation. Leadership will be: BJ Losch, Chief Financial Officer; David Popwell, President of Specialty Banking; Susan Springfield, Chief Credit Officer; Tammy LoCascio, Chief Human Resources Officer; Anthony Restel, Chief Operating Officer; Michael Brown, President of Regional Banking; Terry Akins, Chief Risk Officer; and Beth Ardoin, Chief Communications Officer.

IBERIABANK is a powerful franchise, and I’m looking forward to our partnership. Both our companies have over 130 years of history and have proven our success. And we are focused on execution. Now, going forward, we will be better together.

At this point, I’ll turn it over to Daryl. Daryl?

Daryl Byrd: Bryan, thanks.

I’m thrilled to be joining forces. We’re creating an outstanding financial institution. And together, we have more resources for our clients, including expanded products in advanced technology. The probability metrics in the combined organization will drive shareholder value and enhance financial performance. First Horizon and IBERIABANK share common values and culture, including a tangible commitment to all our stakeholders, customers, employees, shareholders and, importantly, all the communities where we live and work.

This deal broadens our business mix. And we now have expanded presence in our 12 states. The partnership strengthens our core deposit franchise, further diversifies our loan portfolio, and adds differentiated revenue streams. As Bryan touched on, we have a more similar approach to credit and risk management. We’re excited about the ability of more balance sheet capacity and access to additional high-growth markets. We’ll be able to bring these expanded capabilities to our customers.

For all the stakeholders that have supported IBERIABANK over the past 132 years, I am so very proud of our accomplishments. In the past 20 years, we turned a small $1 billion [ thrift ] in South Louisiana into a highly regarded $32 billion regional company with a presence in 12 states. Throughout our history, we have successfully navigated incredible change and difficult headwinds but have consistently delivered on our promises to shareholders.

For the next step in our journey, we chose a merger of equals partner who values deep relationships and is culturally aligned with our core mission. Our mission is to provide exceptional value-based client service, to create a great place to work for employees, to deliver value and build a strong sense of community. Our partnership will leverage our best-in-class workforce and build on and complement the well-established strong foundations of both organizations. And we look forward to bringing our companies together to better serve our clients and communities.

I’ll now turn it over to BJ to go over the financial impacts of the transaction. BJ?

William C. (BJ) Losch III: Thanks, Daryl. Good morning, everybody.

Let’s start with the strategic highlights of our merger of equals combination on Slide 6. Together, we will be a formidable competitor, with size, scale and capabilities that will create compelling advantages for our customers, employees, communities and shareholders across some of the most attractive growth markets in the United States.

We are excited about this significant value creation opportunity we have with our new premium combination. We expect to generate peer leading profitability metrics for returns in efficiency. We expect to deliver strong double-digit earnings accretion, and we expect to create significant capital generation, providing optionality for future growth, investments and shareholder benefit.

On Slide 7, you see some of the key structural components of the combination. We’ve structured it as a new premium transaction at a fixed exchange ratio set at market based on closing prices last Friday, November 1. Iberia shareholders will receive 100% stock consideration, 4.584 shares of First Horizon for every IBERIABANK share. And IBERIABANK will merge into First Horizon at closing.

Turning to Slide 8. We believe that a balanced board and executive leadership structure, with executives from each company taking on key roles in the combined organization, will create a collaborative approach to maximize the opportunities this combination affords us.

Slide 9 demonstrates that our combined company will have an attractive presence across over 25 major MSAs in the Southern United States, where population growth is expected to be 25% faster than the national average. We will have a top 5 deposit rank in 12 of our top 20 pro forma MSAs with significant continued opportunities for growth.

And as you can see on Slides 10 and 11, we will create meaningful scale, profitability and shareholder value creation with this merger of equals. We’ve laid out the accretion in earnback metrics under both current accounting and underestimated CECL accounting.

Starting with EPS accretion. We expect strong double-digit accretion in both banks under either accounting method. Using estimated CECL accounting, EPS accretion on a fully phased-in basis is projected at 16% for First Horizon and at 22% for IBERIABANK, with EPS accretion from just the value of cost savings alone being $0.25 a share. Due to the no-premium construct of the combination, coupled with the cost savings and accretion benefits, tangible book value earnback is swift, at under 2 years, using either methodology.

Profitability and return metrics are also very compelling, with roughly a 1.4% ROA and ROATCE at 18% using 2020 estimates, with fully phased-in merger impacts. These metrics, as you can see on Slide 11, would put us in peer leading categories for returns, efficiency and EPS growth.

While long-term success is ultimately based on having a compelling business model and executing on growth opportunities, scale matters in our industry. Creating this combined company gives us much more optionality by improving our capital generation and creating cost efficiencies that will allow us to further invest in growth.

With greater size and scale, we’ll have the ability to invest more in customer experiences, such as digital capabilities, as well as rethink and optimize our back office infrastructure to improve our technology spend effectiveness. The ability to make these investments will afford us the ability to compete more effectively with the largest banks, thereby improving our ability to provide differentiated services to our customers and deliver strong returns to our shareholders.

Slides 13 through 16 give you some highlights of our combined revenue and balance sheet composition, along with our extensive product and capabilities set. From a revenue perspective, we will possess a healthy mix of spread and fee income, with significant diversity of net interest income and fee income sources.

From a balance sheet perspective, we will be better together, with nearly $60 billion in deposits and $55 billion in loans that are well diversified across products, geographies and businesses. And with our combined expertise, larger balance sheet and complementary specialty businesses, we see the potential for additional revenue opportunities across both customer bases.

On Slide 17, you’ll see we’ve done extensive due diligence for the transaction. Both of our teams have significant experience with M&A and bank integrations. And we will be very focused on minimizing customer and revenue impact, while we thoughtfully execute on our integration plans to build an optimal business and infrastructure model.

I’ll highlight a few key transaction assumptions and financial impacts on Slides 18 through 20. Starting on Slide 18, with cost savings. We’re assuming $170 million of cost synergies, representing about 9% of combined expenses or about 25% of Iberia’s operating expenses. With a midyear 2020 expected close, you can see our expected phase-in of cost saves over the next few years. And you can also see our current assumptions of the mix of savings on Slide 20. This will create about $1 billion of capitalized value when we deliver upon this commitment.

Revenue synergies, while expected, are not included in our modeling. One-time merger expenses are estimated at $440 million, inclusive of a $20 million contribution to a foundation we are setting up in Louisiana. The aggregate loan mark is 1.6%, which includes 1.2 credit mark and a 40-basis point rate mark. As you know, CECL requires bifurcation of the loan portfolio into two separate categories: purchase credit deteriorated, PCD; and non-PCD. You see the breakout of each, along with the [ day 2 ] duplicative impact of the non-PCD credit mark to be recorded through the income statement, which will accrete back into earnings over time.

While we already reviewed the strong earnings accretion of pro forma profitability metrics that are repeated on Slide 19, also wanted to highlight the strong internal rate of return of 20% and return on invested capital of 13%, with a healthy 43% dividend accretion to IBERIABANK shareholders.

Wrapping up on Slides 21 and 22. We see the opportunity to create significant shareholder value through strong double-digit earnings accretion, multiple growth opportunities, peer leading return profitability and efficiency metrics, and increased capacity for capital generation. We’re excited about our future together and the benefits we will deliver to all our constituents. We will be better together.

With that, I’ll turn it back over to Daryl.

Daryl Byrd: Think it’s time to open it up for questions. Ailee, we’ll take questions now.

Questions and Answers

Operator: [Operator Instructions] Our first question today comes from Brady Gailey, with KBW.

Brady Gailey: If you look at the 9% cost save number, that is below some of the other larger NOEs that have been announced over the last couple years. I know there’s not a ton of overlap between the two franchises —

Daryl Byrd: Do it again, Brady? I’m sorry.

Brady Gailey: Yes. So I wanted to start with the cost save number. I mean, 9% is below some of the other NOEs that we’ve seen announced that have been closer to 12%. So it seems like it’s a fairly conservative number. I know there’s not as much of an overlap between the two franchises. But maybe just talk about —

Daryl Byrd: Yes, we have what we think is a very achievable number. We think it may end up being conservative, but we think it’s very achievable. And we would rather be smart about how we put the organization together.

The fundamental thing that drives the difference that you site vis-a-vis others is we had very limited branch overlap. And so our branch consolidations are likely to be fairly small in number. And so that impacts the number, at least initially. But we think there are great opportunities to achieve savings and, with the combination, not only create value through synergy, but we also have the ability to create a lot of revenue synergy by leveraging these additional capabilities.

Brady Gailey: And then, I also wanted to ask about share buybacks. I think each company was buying back stock and size. With this deal announced, it feels like buybacks could slow if not stop. Is that the case? And did that come into play with the tangible book value dilution number of 5%?

William C. (BJ) Losch III: Brady, it’s BJ.

So through the closing, for sure that we would be suspending buybacks till we get to about midyear next year. And then our assumption is we will continue to build capital such that we are in the midpoint of our targeted CET1 range, so between 9% and 9.5%; at which time we believe, as we talked about, we’d be generating significant capital such that we could look to be opportunistic on buybacks once we get there.

Brady Gailey: And maybe to ask it a little differently, does the 5% tangible book value dilution include the benefit to tangible book value of no share buybacks in between now and closing?

William C. (BJ) Losch III: Yes, it does. Yes, it does.

Brady Gailey: And then finally, just looking at the map — you have a nice franchise. You also have some holes in Mississippi, Alabama, Georgia and Texas. I know near term, the focus was going to be on integrating these two companies. But I think as you look longer-term, is M&A still an option to fill in some of these gaps in your branch map?

D. Bryan Jordan: Brady, this is Bryan. Daryl and I have talked about this. And our first three priorities are integrate this transaction, integrate this transaction, integrate this transaction. We think there are opportunities down the road. But that’s not what’s important to us right now. We have a great opportunity combining these two companies, and we’ll get that executed. And then we’ll be opportunistic as things come up in the future. But we’ll be disciplined. Both companies have had a history of that, and we intend to do that as we go forward.

Daryl Byrd: Yes, Brady, it’s Daryl. I would say we’ve got a lot of work to do, and frankly a lot of teamwork in front of us.

Brady Gailey: Thanks for the color, and congrats on this powerful combination.

Operator: Our next question comes from Ebrahim Poonawala, with Bank of America Merrill Lynch.

Ebrahim Poonawala: So first of all, congratulations on the deal. The feedback, just based on what we’ve received this morning and [ seeing ] in the stock, probably one of the better ones that we’ve seen to a large deal. So congrats to both management teams.

And the one question — and I’m not sure if Bryan or Daryl, who wants to handle this — but the immediate question when you think about an MOE comes to potential for client, customer attrition? And if you could talk to in terms of — Iberia is obviously a pretty long-lasting franchise — talk to us in terms of how you thought through the risks of some customer attrition within sort of the Gulf South markets, and how you expect to address that and sort of defend against that?

D. Bryan Jordan: Yes, this is Bryan, Ebrahim. I’ll start and Daryl will pick up.

We have spent a lot of time on this topic. And I think the most important thing to understand about this transaction is that — one, we have very similar cultures, we have very similar market-focused operating models, where we push decisions close to our customers. And we have very similar credit cultures. And while there are always differences in organizations, Daryl and I believe very strongly that we can weave these things together. And we’ve seen great progress in the conversations of the team as we contemplated this merger for several weeks here.

Secondarily, I would say, back to the point on cost saves — because we have limited overlap, we expect there to be no impact on employees in the branch. We expect every employee in our financial centers will have an opportunity to be a part of the combined organization. And we think we will have minimal to no impact on relationship managers.

So while we’re going to put the two organizations together, we think we start in a really good place in terms of similar operating models, stable and consistent talented teams that are there to take care of their customers. So I’m optimistic that we can do this in a way that minimizes, if not completely eliminates, all adverse impact on our customer base.

Daryl Byrd: Ebrahim, this is Daryl. Couldn’t agree more with Bryan. But the disadvantage of not having any overlap is what BJ talked about in terms of some of the cost saves. But it’s a huge advantage from a teamwork perspective not to have any overlap, because you don’t have people that have been competitive with each other. So we see this as a huge advantage. Really, nothing much should change for our client-facing people. So I think the teamwork is always important. And this kind of transaction should facilitate that.

Ebrahim Poonawala: And just talking about — both of you have grown a lot through M&A organically over the last few years. If you could talk to the advantage of being a $75 billion bank — is there a real discernable difference at that asset size, both in terms of client servicing as well as in terms of scale to invest in technology? If you could talk to that?

Daryl Byrd: Ebrahim, I’ll start. It’s Daryl.

Bryan and I have talked about that a lot. We both view scale as very important. We have both grown a lot historically. But in today’s age, with changes in technology, we think scale is pretty important. And the profitability of this transaction — I’ll tell you, profitability is really off the charts — will help us with that. Bryan?

D. Bryan Jordan: Yes. I agree. Daryl and I have had a lot of conversations. We’ve known each other and been friends going back probably close to a decade. And talking about the business models — one, we come into it with a tremendous amount of experience doing these deals. But we think with the savings we can achieve, we really can invest in new products, services and technology at a greater scale than we would’ve been able to do individually. And we think that’s good for customers, we think that’s good for our communities.

Ultimately, we’ll be able to do more. We have a bigger balance sheet, and we can use that balance sheet to be of more service or better service to our customer base.

Daryl Byrd: Even the other one I would think about a little bit — people are predicting that we’ll see some kind of correction out there in the future. Nobody has any idea when. But the fee income businesses, as combined in this merger, are really significant. And they’re very counter-cyclical to any kind of correction that we might see sometime in the future.

Ebrahim Poonawala: And just to that point, can you just talk about what the scale means for FDN for the capital markets business? Is this added scale really a needle mover or doesn’t change how you think about that growth for that business?

D. Bryan Jordan: This is Bryan, Ebrahim. In the short term, I don’t think it’ll have much impact on the FDN, now FHN, Financial Services business. We expect that that business will continue to be largely unimpacted by this, and we’ll continue to do very much what we’ve been doing today.

I expect that as Daryl and BJ talked about the fee income, it will be moderated some in terms of the overall component of our fee income base. But I don’t expect there to be any significant impact on FHN Financial.

Operator: Our next question comes from Steven Alexopoulos with JPMorgan.

Anthony Elian: This is Anthony [ Elian ] on for Steve.

Can you guys talk more about the discussions you had during the diligence process and how long that process lasted?

D. Bryan Jordan: This is Bryan. I’ll start. And we’ll write a nice background section when we file the S4.

But as I said a minute ago, Daryl and I have known each other for a long time, going back to our service together with the Federal Reserve. And we’ve talked about the industry and the impact of consolidations, and so on and so forth, for many years. And we’ve talked about the benefits of conceptually what doing these kind of transactions would mean. And we both have built very strong and formidable franchises. And over the last few months, we started to have additional and renewed conversations about timing and the opportunities to do something. And over the last 2 or 3 weeks, that momentum really started to build.

So we’ve had a very thorough process around due diligence. I feel very, very good about the due diligence work that was done by both organizations. And it was comprehensive on both sides. We’ve got the deck — we talked about the combined leadership team. This leadership team has spent a good bit of time together over the last few weeks. And Daryl and I are both excited about not only the capabilities of these leaders, but the tremendous camaraderie we see building between this team and feel very, very good about our ability to execute.

Daryl Byrd: And we have a lot of mutual respect for each other. And really, it starts — we both have strong credit and risk management cultures. And for those of you who know both of us, you know we’ve done well in managing through some difficult times. So I think we have a lot of mutual respect. And we were thorough. And it really starts with very strong credit and risk management cultures.

Susan Springfield: And a few comments on the actual credit due diligence. Obviously, we looked at each other’s loans. But they were also a lot of conversations about approach and risk appetite, and how do you think about this business or this market. And the fact that both companies [inaudible] does have decision-making pushed out into the market for lines of business with local leadership and local credit officers working with those leaders. So a lot of conversations, as Daryl said, around risk management, so risk appetite.

Daryl Byrd: And we know our clients very well.

Susan Springfield: Absolutely.

Anthony Elian: And then, my next question, just on the markets — they appear to be very attractive for the new combined company. Maybe for Bryan, after the deal is closed and it’s fully integrated, how do you view the organic growth potential of the new franchise?

D. Bryan Jordan: I think that that’s one of the really neat things about this combination. It builds on the strengths we have in our existing franchises. It combines our Florida presence to be a very formidable franchise with a $10 billion business in Florida, for example, and a tremendous amount of runway in terms of being able to invest in organic growth there. We still see tremendous opportunity in the North and South Carolina markets, and we are very optimistic about our ability, even through the integration process, to continue to build momentum there. And then we strengthen our presence and Daryl’s presence or IBERIABANK’s presence in Texas as well.

So we see very, very good growth opportunity. And as BJ pointed out, we will have a footprint in markets that are going to show very strong growth both in households as well as household income.

William C. (BJ) Losch III: And Birmingham and Atlanta have been very good markets, too, and will be very good markets for us.

D. Bryan Jordan: Very good point.

Anthony Elian: As a follow-up, would you expect the organic growth sort of metrics to be materially stronger than the legacy First Horizon business?

D. Bryan Jordan: I think absolutely. I think we get through this integration with the opportunity to invest capital on an organic basis in these markets that both Daryl and I have mentioned. And just the underlying dynamics of those markets, I think yes, we can show an improved growth profile over time.

Anthony Elian: And then finally from me — Bryan, you’ve talked in the past about the attractiveness of the MOE transaction for several years. This seems to be a deal that should’ve happened years ago, particularly given the expected boost to performance metrics. What changed that the timing works now for this deal?

D. Bryan Jordan: Well, I think there are always a lot of things that go into timing. And both organizations have had a lot in progress. And as I pointed out earlier, Daryl and I have had a great friendship and tremendous respect for one another and each other’s franchise. And as we looked at what’s going on in particularly the acceleration in the cost of technology and the need for scale, we renewed our conversations and felt like this was a really good time and an opportunity to put something together that would create not only a much bigger franchise but something with the capability to meet customers’ needs and be a leading banking institution in the South.

Operator: Our next question comes from Jennifer Demba, with SunTrust.

Jennifer Demba: Congratulations on the deal.

Two questions — first of all, Bryan and Daryl, where do you see the best revenue opportunities in terms of synergies for the combined organization? And you also said earlier that you felt like the cultures from a credit standpoint and operating standpoint are very similar. Can you just talk about where they’re most dissimilar and how you’ll reconcile that difference?

Daryl Byrd: Jenny, I’ll start with kind of the market side.

Look, we think the demographics of Florida, Texas are terrific. Your market, Atlanta, we think is a terrific market. So we think the growth dynamics are very, very powerful, looking at that organization.

D. Bryan Jordan: I don’t think, Jennifer, there are any real areas where we see very significant dissimilarities in the way we do business and/or anything that’ll have a significant impact. There are some subtle difference in the way we do certain aspects of it; commercial real estate is an example. But we’ve got both proven lenders and teams in both organizations. And we think we will be able to leverage that.

We’re also optimistic that with the improved investments in technology and product set that we’re going to be able to deliver more pickups from revenue synergies across some of the commercial product set and build on the momentum that we both have there. And the other thing I would add is, as a bigger organization, we have the ability to think about how we use more of our balance sheet to support customer transactions and lead transactions and things of that nature.

So we think there are a number of opportunities. And at this point, we have been conservative and not built anything into our financial analysis. But I know our recent transactions, as well as IBERIABANK’s, have shown that we’ve got the ability to drive additional revenue in addition to exacting the cost savings that we’ve committed to.

Daryl Byrd: And Jenny, we have some different protocols. But I would see them as very complementary.

Operator: Our next question comes from Stephen Scouten, with Sandler O’Neill.

Stephen Scouten: Congrats on your deal.

Obviously, this looks like a major win for both you guys. I mean, the market’s reacting very positive, which is great to see. I’m just curious, you talked about your experience in M&A for both of you guys. And obviously, the most recent deals you did were not as well received. And so I’m wondering what you guys learned about structure, or maybe the one or two top things you’re focused on to make sure execution around this deal goes well.

D. Bryan Jordan: Well, I think the lesson that we capitalize on here is that if you can structure a deal in a way that you do it as a merger of equals, and you take the best of both organizations; and you combine the leadership team, the franchises, in a way that creates significant shareholder value — forgive me for coming back to it again — strong earnings accretion for both sets of shareholders — and as BJ pointed out, roughly $1 billion of incremental value — that is something that should get rewarded.

I think we both have learned a lot over many years. I think we point out in the deck something like 17 integrations in the last few years between the two of us. We have the ability to put this together in a way that will minimize customer impact and maximize achieving those opportunities both on the cost side and the revenue side of the business.

Daryl Byrd: Steve, I want to add. Our integration experience should give you a lot of confidence looking forward at this transaction.

Stephen Scouten: And then, maybe can you talk a little bit about the talents within the combined franchise, and just how many people are locked up currently, or how you’re thinking about the ability to make sure you retain all those people, especially in light of other dislocation market wide?

Daryl Byrd: Think Bryan just talked about it. We have very little overlap. And so for our relationship managers and client-facing people, they’re going to be in really good shape and should be very confident going forth.

D. Bryan Jordan: We have spent a lot of time thinking about over the last few weeks how we will do exactly what Daryl just described, which is we will do everything in our power to keep all the people we can that are serving our customers engaged in the business, both with communication and a lot of information from us. And we feel good about our ability to retain the relationship people in the organization, the back office people in the organization. We need to make this a success.

Stephen Scouten: And then, last thing for me. Obviously, you guys move upmarket, more of the conversations per what will become your larger peers is on technology spend with these larger deals. So how can we think about incremental investments on the technology side and how that is factored into the cost saves expectations?

Anthony J. Restel: Stephen, it’s Anthony. What I’ll tell you around technology spend is clearly, when you put the two organizations together, you just simply have got a doubling of the expense. And so I think as you think about kind of a cascading of bringing systems together, certainly there’s an ability to have some of that money go to achieve part of the cost saves. But there’s also a healthy amount of money that we can kind of throw at improving systems.

I think one of the big concepts why this is really attractive from a technology perspective, it should enable us to propel forward on the technology side way faster than we could do on an individual basis.

D. Bryan Jordan: One of the things that I would add to what Anthony just said, Stephen, is the real simplistic way I think about it — if we individually have to update our mobile or online banking systems, now we only have to do it once. Instead of what we’re going to spend on the second system, we can now invest in something else that gives us the capability.

I think it was some comments that Kelly King had made recently about technology spend going up as a percentage of the cost structure. I believe, directionally, I think he’s correct. I think over time that technology spend is going to be a bigger part of what we have to focus. And I feel very, very good about Anthony’s ability to help us focus our investments in technology in a way that makes us unique and differentiated in serving customers and delivers our products and services at the lowest landed costs that we can.

Stephen Scouten: Congrats again on a great deal.

Operator: Our next question comes from Brian Foran, with Autonomous.

Brian Foran: I don’t want to sound like I’m missing the forest for the trees. The EPS accretion is clearly a big number for those of us who have to then translate that to something in terms of a 2021 and 2022 estimate. I think the 16% is kind of like a run rate with the full cost saves. So in terms of the actual cost saves realized in 2021, any thoughts there? And then, on 2022, is 16% the kind of right baseline to think about there? Does the CECL impact of 5 percentage points go up or down for any reason? Or is that kind of a good baseline as we start thinking about the 2022 earnings power?

William C. (BJ) Losch III: It’s BJ.

So we’ve got plenty of information if you dig through here and look at some of the footnotes, where we’ve tried to lay out for you 2020 estimates plus a fully phased-in impact with and without CECL fully phased in post-2021. All of them are very compelling. I would tell you that we’ve run it without any merger impacts including the accretion. And we still see double-digit EPS accretion by year-end 2021 going into 2022 that is incredibly compelling to us.

So this is not just an accretion story; this is a low premium, putting two companies together with conservative yet highly achievable cost savings that, combined with organic growth opportunities, will be very, very strong and compelling going forward from an EPS perspective. So I would encourage you to take a look at some of the footnotes about how we’ve done it. We’ve done it multiple ways.

But again, we’ve used street estimates, so it was hopefully easier for you to understand how we built accretion and tried to give you all the assumptions that you would need. But we feel very strong about our ability to deliver double-digit accretion over the next several years.

Brian Foran: And then, maybe on the combined returns on Slide 11 — people always look at two ways, right — what’s the cost save as a percentage of combined expense base? Your 9% seems in line, maybe a little low. You addressed that. So that’s the optimistic approach. Some people push back — is 51% pro forma really achievable? It’d be almost best-in-class, or depends on your comp group. How do you answer that question for people who maybe think 51% seems a little bit punchy?

William C. (BJ) Losch III: Yes. So if you look at how we calculated that on Page 11, we just simply took the 2020 estimates, put in all the merger impacts as if fully phased in for illustrative purposes. So you put in the accretion benefit that we would expect to see, take out the fully phased-out cost savings, and you get to a 51% efficiency ratio. Whether it stays there or not is up to us. We’re going to have to execute really well on it. But we see it staying in the low 50s based on what our projections are. Even as we invest in the business, even as we grow the business, we believe that we can be one of the more efficient operators in the industry.

Operator: Our next question comes from Brock Vandervliet, with UBS.

Brock Vandervliet: I guess for those of us that are less familiar with Iberia, which may be most the folks on this call, could you talk about historically where has the growth come from? We can see the Florida portion of the franchise. Was that where most of the growth was coming from? Could you just kind of speak to the overall franchise?

Daryl Byrd: Yes, Brock, it’s Daryl.

Brock, I think for us — and this has been our story for a long time — it kind of always starts with people. We’re in great markets, very diversified markets, whether it’s Texas, Atlanta, Florida. They’re good markets, they’re growing markets demographically. But we’ve done a great job of recruiting people to our organization. So we kind of always say we can pick the right relationship managers or the right client-facing people, and they’ll bring across the right clients. And if you know our story, we’ve been doing it for a long time and have had very consistent organic growth. And we’ve had good M&A growth, but very consistent organic growth.

Brock Vandervliet: And just as a follow-up — not surprisingly, given your Gulf Coast exposure, you’ve got a reasonably sized energy portfolio. That segment’s caused some credit friction across the whole sector. Could you talk about your experience there so far?

D. Bryan Jordan: Yes, Brock, I’ll start.

Through kind of the ‘15 and ‘16 downturn, we performed very well. We’ve recently done a review of all of our energy exposure. We’re very production based, E&P based, in mid-spring. We don’t have a lot of service company exposure in our portfolio. So our portfolio has performed very well.

Anthony, anything you’d add to that?

Anthony J. Restel: No. I mean, I think on a combined basis — today, we’re just under 6. I think on a combined basis, we’re around 4 overall. I think we got a great team. I think it’s an attractive vertical — we’ll just call it a vertical to make it easy. But I’ll let Susan chime in.

Susan Springfield: We both took a good look at each other’s energy business. And I would tell you the philosophy of conservatism is picking the right borrowers and sponsors and banks. We share that, and very much, as Daryl said, focused on the E&P side primarily.

Operator: Our next question comes from Marty Mosby, with Vining Sparks.

Marty Mosby: Bryan, congratulations. We talked about this a long time ago, and you’ve gone through and accomplished this. So congrats on — I know this is a lot of effort getting to this point.

D. Bryan Jordan: Thank you. I’m excited for both our organizations. And to make this happen takes a great partner, like Daryl and the team from Iberia, to make this work.

Marty Mosby: Just got three questions. One, we had talked about doing this and using the platform that you had defended and kept for all these years from the national expansion. Is that still a part of the consolidation in Memphis, and why you’re being able to get some of these expense savings?

D. Bryan Jordan: I’m not sure what happened to the first part of your question. I missed that. If you’d start over, that’d be great.

Marty Mosby: Sure. What I was getting at was we had that operational center that you’ve kept intact throughout the last 10 years. And you were always imagining being able to lever that platform as you kept developing it and keeping it. Is that a part of the consolidation of Memphis and part of why you’re being able to get the operational [inaudible] —

D. Bryan Jordan: I think the question — you broke up a little bit at the end, technology and the ability to realize cost savings.

We haven’t made any systems decision. And we’ve got a lot of work to do that. We’ve got an integration team that is coming together. Anthony will be heavily involved in that. And we will pick the best systems. And we will use that to create, hopefully, an organization that’s better than any of us could individually be. But we think there are opportunities to take two very strong back office functions and capitalize on the best to create a much better organization.

Anthony, anything you want to add?

Anthony J. Restel: No, I don’t think so.

Marty Mosby: And then, two more questions, kind of broader. If you think about you’re making a leap up, doubling the size in kind of both institutions. In our kind of process or looking at it, you’re kind of going away from being a regional bank to being really a super-regional bank. And that risk element, as you expand the assets that much, can really generate some kind of side as you’re consolidating these platforms. So just talk about managing the risk, and how you look at kind of the scope and scale as you get to be twice as big as you are right now?

D. Bryan Jordan: Yes. One of the things that I’m very excited about is our ability to manage risk and to really deal with the requirements of being a $75 billion organization. Both IBERIABANK and First Horizon had invested significantly in risk infrastructure in the ability to put risk controls on the organization. I firmly believe that for an organization to grow and to grow quickly, you need to have the ability to have good risk management in monitoring and be able to slow the organization down when it’s not in the right place.

I’m excited about the two risk leaders we have in the organization. They’re both proven. Terry Akins, who has been the Chief Risk Officer for IBERIABANK; and Susan Springfield, who has been the Chief Credit Officer for First Horizon; they have spent a good bit of time together. And I think the partnership of those two leaders is going to be really, really good. And I think with the technologies and the capabilities we’ve both built individually, when you combine them, I think we’re very well positioned for being a much larger bank.

Daryl Byrd: And Marty, it’s Daryl. As I said earlier, both companies have a strong reputation from a credit or risk perspective. And frankly, I think we’re a good bit ahead of the curve kind of coming into this transaction.

Susan Springfield: And Marty, both companies have a great deal of transparency and prescribed governance around risk management in terms of reporting, bringing the key leaders together across risk/credit lines to talk about things, about portfolio limits, exceptions, processes, that we feel that’s going to be even stronger bringing the two together.

Marty Mosby: And then, my last question — and I think you’ll like this, Bryan and Daryl — both of you, relatively young men, still have a lot of your careers ahead of you. How do you — because when you bring these two companies together and look at the cultures, and how that kind of works in as one now, you all will be the kind of leading effect of that. So how are you going to work as chairman and CEO? Is that going to be a traditional relationship? Or is it going to be morphed into something else because of your partnership and relationship?

Daryl Byrd: Again, as Bryan’s said multiple times, Bryan and I have known each other for a good while. I think our boards have done a good job of helping us think through the kind of teamwork we’ve got to have to make this work. And I think we’ve got a lot of hard work in front of us. So we got plenty to do.

D. Bryan Jordan: Yes. It starts, as I said, with a lot of knowledge of each other and the organizations, Daryl and I have a friendship. And that always builds a good starting foundation. We have trust in one another. And we think that with our respective teams in place that we can bring the cultures of these organizations together. And when I say bring them together, what I really mean is that we both have similar cultures, but there are always differences. And we’re very focused on how we minimize those difference and not create the First Horizon culture or the IBERIABANK culture, but how we blend it for the new culture of the combined organization. And so that’s another area of taking the best of both companies. And we are committed, Daryl and I, to making sure that we work arm-in-arm to get that done.

Operator: Our next question comes from Matt Olney, with Stephens.

Matt Olney: Most of my questions have been addressed. But I wanted to ask about the loan-to-deposit ratio. Expect it to be around 96% on a combined basis, which for banks below $50 billion of assets is pretty average. But for banks above $50 billion of assets, that’s going to be at the higher end. So can you talk about how comfortable you would be operating with a loan-to-deposit ratio at that level longer term?

William C. (BJ) Losch III: Yes, it’s BJ.

So we feel very comfortable through due diligence. Anthony and I our teams look very closely at our combined balance sheet, our interest rate sensitivity, our liquidity sources, et cetera. And we feel very good about the combined organization. The deposit mix will be roughly 55% to 60% commercial, with the balance being consumer. We have very longstanding relationships on both sides, on the commercial deposit side. On the consumer side, we both possess very strong deposit bases which we think we can grow.

We talked about what we will be in terms of top five market share in some of the largest major MSAs in the South, which gives us a lot of stability of our deposits, yet the opportunity to grow significantly in those markets that have a wealth of deposits that we can go capture. So we feel good about the combined balance sheet, our ability to grow the loan side funded with solid core deposits. We’ll make sure that that continues.

Operator: Our next question comes from Christopher Marinac, with Janney Montgomery Scott.

Christopher Marinac: Just want to follow back up on the Tier 1 common that was outlined, a little over 9%. Should that grow from there before you pull it back down? Or what’s the long-term thought about kind of where that can go?

William C. (BJ) Losch III: Chris, it’s BJ.

Yes, I think I mentioned this earlier. I think what we’re going to assume is that obviously, until we get to close, we’ll be suspending buybacks. And so that will incrementally build capital on each side going into the close. And then, it’s our expectation that we will manage the balance sheet in the midpoint of the range that we have discussed previously at First Horizon, which is 9% to 9.5% CET1.

I think it’s also important to note that putting this deal together, we will have a very full CECL reserve bucket, where we are fully reserved on both sides and as a combined organization from a reserve perspective. And so that gives even more strength to operating our combined company in that range. So that’s what we’re expecting right now, and that’s what we expect to execute.

Operator: As we have no further questions, this concludes our question-and-answer session. I would like to turn the conference back over to Bryan Jordan and Daryl Byrd for any closing remarks.

D. Bryan Jordan: Before I turn it over to Daryl, I just thank everybody for participating in the call this morning. We’re excited about what we’re doing here with the combination of these two great franchises. Thank you to the people in both organizations who take care of our customers day-in and day-out and for the great work they have done to build these franchises. We’re counting on them to stay focused on delivering to our customers and our communities as we put these two organizations together.

I think this is a great partnership, and I look forward to working with Daryl as we put these two organizations together.

Daryl Byrd: Again, Bryan, we’re very, very excited about this organization that we’re going to have and build in the future.

Again, want to thank our associates for their dedication and hard work over the years. And want to thank all of you for your confidence in our organization and hope everybody has a great week.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.